UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CareMax, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

14171W103
(CUSIP Number)

June 8, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)
b.	☒	Rule 13d-1(c)
c.	☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

IMC HOLDINGS, LP 81-4213115

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	10,467,023 shares of Class A Common Stock

	6. Shared Voting Power	0

	7. Sole Dispositive Power	10,467,023 shares of Class A Common Stock

	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,467,023 shares of Class A Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 13.04%

12.	Type of Reporting Person (See Instructions)

PN

Item 1(a).	Name of Issuer:

CareMax, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 NW 57 Court, Suite 400

Miami, FL 33126

Item 2(a).	Name of Person Filing:

IMC Holdings, LP (the “Reporting Person”).

Item 2(b).	Address of Principal Business Offices or, if none, Residence:

525 Okeechobee Bld., Suite 1050

West Palm Beach FL 33401

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

14171W103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c):

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for the Reporting Person is based on 80,247,842 shares of the Common Stock issued and outstanding as of June 8, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021

IMC HOLDINGS, LP

By:	/s/ Michael Altschuler
Michael Altschuler
Authorized Signatory